Exhibit 99.1

News Releases

For Immediate Release

West Fraser Announces Goodwill Impairment and Provides 2026 Operational Outlook

VANCOUVER, B.C., January 8, 2026 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will record an impairment of its Lumber segment goodwill in the fourth quarter of 2025 due to persistently challenging economic conditions. The Company is also providing initial 2026 guidance for key product shipments, operational costs and capital expenditures.

In Q4-2025, West Fraser expects to record an approximately $409 million non-cash impairment of goodwill as a result of the protracted downcycle that has caused management to recalibrate certain assumptions used in its annual goodwill impairment test. Adjustments to these assumptions include, but are not limited to, species-specific product pricing trends, lower demand and pricing for wood chip residuals, and the depth and duration of the current downcycle and its expected recovery. The impairment represents the entire amount of goodwill associated with the Company’s U.S. lumber operations.

West Fraser is also providing the following operational guidance for 2026:

•	SPF shipments are targeted to be 2.4 to 2.7 billion board feet

•	SYP shipments are targeted to be 2.4 to 2.7 billion board feet

•	N.A. OSB shipments are targeted to be 5.9 to 6.3 billion square feet (3/8-inch basis)

•	European and U.K. OSB shipments are targeted to be 1.0 to 1.25 billion square feet (3/8-inch basis)

•	Costs for inputs, including resins and chemicals, are expected to remain relatively stable, while contractor availability and capital equipment lead times are expected to continue to improve

•	Capital expenditures[1] are expected to be $300 to $350 million

1.	This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this news release for more information on this measure.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s expected non-cash impairment of Lumber segment goodwill in the fourth quarter of 2025 and our 2026 operational guidance, including SPF, SYP, N.A. OSB and European and U.K. OSB shipment targets, expectations regarding our costs for inputs, contractor availability and capital equipment lead times and capital expenditures. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our assessment of recoverability of capital assets and goodwill and the assumptions on which these relate, including but are not limited to, species-specific product pricing trends, lower demand and pricing for wood chip residuals, and the depth and duration of the current downcycle and its expected recovery and those factors and sensitivities set out in Note 9 to our annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2024, as supplemented with our quarterly unaudited consolidated financial statements from time to time. There are numerous uncertainties and sensitivities inherent in making these estimates, including many factors beyond our control, that could cause actual results to differ materially from expected financial and operating results. If management’s estimates of forecasted results deteriorate, we may be required to recognize material non-cash charges relating to impairments of capital assets and/or goodwill. Readers should also refer to the risk factors and uncertainties set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2024, each dated February 12, 2025, as updated in our management’s discussion and analysis quarterly reports filed from time to time, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Non-GAAP and Other Specified Financial Measures

In this new release, we make reference to certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Supplementary Financial Measures are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Supplementary Financial Measures are not generally accepted financial measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Supplementary Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Supplementary Financial Measures, our method of calculating them may differ from the methods used by other entities and, accordingly, our use of any of these Supplementary Financial Measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Supplementary Financial Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Additional information concerning our expected capital expenditures is provided below.

Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in our management’s discussion and analysis for the year ended December 31, 2024, dated February 12, 2025, as updated in our management’s discussion and analysis quarterly reports filed from time to time.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com